SEC FILE NO. 70-7727

                                       and

                              SEC FILE NO. 70-8593



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, Inc.

------------------------------------------
                                          :
      In the matter of                    :
      GPU, INC.                           :     Certificate Pursuant
                                          :     to Rule 24 of Partial
                                          :     Completion of
                                          :     Transactions
      SEC File No. 70-7727                :
      SEC File No. 70-8593                :
      (Public Utility Holding Company Act :
      of 1935)                            :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, GPU, Inc. (GPU) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated December 19, 2000, December 22, 1997, November 16, 1995, June 14, 1995, December 28,
1994, September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated December 26, 2000, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows.

      The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727.

      In December 2000, GPU, Inc. sold GPU International, Inc. to Aquila Energy Corporation (Aquila) for $225 million. The sale included GPU International's interests in six domestic operating plants and one development stage project. Accordingly, the information included in earlier filings related to GPU International is no longer being provided.

1.    Financial Statements
      --------------------

      None.

2.    Business Activities
      -------------------

      None.

3.    Guarantees which GPU has Agreed to Grant
      ----------------------------------------

      None.

4.    Guarantees Issued
      -----------------

           The following guarantees were outstanding during the period January 1, 2001 through March 31, 2001:

      (a) On September 1, 1999, GPU guaranteed up to $21.3 million in connection with the conversion of a construction loan to a term loan for the Termobarranquilla (TEBSA) project in Colombia. This guarantee expires four years after the loan conversion date (September 2003).

      (b) GPU has guaranteed the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), both of which are subsidiaries of GPU Power, Inc. (GPU Power), which is a wholly-owned subsidiary of GPU, under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is limited to $5 million.

      (c) GPU guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term, which expires in August 2004. In connection with the sale of GPU International to Aquila, GPU has obtained an indemnity from Aquila's corporate parent for any losses which GPU may incur under this guaranty.

5.    Services obtained from associated companies
      -------------------------------------------

      None.

6.    Services provided to associated companies
      -----------------------------------------

      None.

7.    Investments by GPU in Exempt Wholesale Generators
      --------------------------------------------------
      and Foreign Utility Companies, and Percentage of Equity Ownership
      -----------------------------------------------------------------

           Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by GPU, as of March 31, 2001 in exempt wholesale generators (EWGs) and foreign utility companies (FUCOs), as well as the percentage of equity ownership.

                                                Owners not affiliated with GPU
                             GPU's     GPU's %  ------------------------------
                  FUCO     Investment  Equity
Associate          or      at 3/31/01  Owner-                          Type of
Company           EWG       ($000)     ship     Name of Entity          Entity
-------           ----      ------     ----     --------------          ------


Exempt Wholesale Generators and Foreign Utility Companies:
---------------------------------------------------------


Empresa           EWG         33,000    50%     AFP Prevision BBV      Foreign
Guaracachi S.A.                                 AFP Futuro de Bolivia  Foreign

Guaracachi        EWG         49,869*  100%     Not Applicable          N/A
America, Inc.

GPU Power, Inc.   EWG        141,438*  100%     Not Applicable          N/A

EI International  EWG            807*  100%     Not Applicable          N/A

GPUI Colombia,    EWG            758*  100%     Not Applicable          N/A
Ltda.

Victoria Electric FUCO       135,344*  100%     Not Applicable          N/A
Inc.

Midlands          FUCO       950,213   100%     Not Applicable          N/A
Electricity plc

GPU Australia     FUCO       176,000   100%     Not Applicable          N/A
Holdings, Inc.

Austran Holdings  FUCO        66,196*  100%     Not Applicable          N/A
Inc.

Termobarranquilla EWG         86,112    29%     ABB Energy Ventures, Foreign
S.A.                                              Inc.
                                                Lancaster Steel      Foreign
                                                Distral Group        Foreign
                                                 Corp. Electrica     Foreign
                                                 De la Costa
                                                 Atlantica

EI Barranquilla,  EWG         35,060*  100%     Not Applicable          N/A
Inc.

Barranquilla      EWG         46,846*  100%     Not Applicable          N/A
Lease Holdings, Inc.

Los Amigos        EWG             12*  100%     Not Applicable          N/A
Leasing Company, Ltd.

GPU International EWG           (484)* 100%     Not Applicable          N/A
Asia, Inc.

                             GPU's     GPU's %  Owners not affiliated with GPU
                                                ------------------------------
                  FUCO     Investment  Equity
Associate         or       at 3/31/01  Owner-                        Type of
Company           EWG       ($000)     ship     Name of Entity       Entity
-------           ---      -------     ----     --------------       ------


Exempt Wholesale Generators and Foreign Utility Companies (continued):
----------------------------------------------------------


International Power
Advisors, Inc.    EWG          2,516*  100%     Not Applicable          N/A

Empresa
Distribuidora Electrica
Regional,S.A.     FUCO       367,533   100%     Not Applicable          N/A

GPU GasNet PTY., Ltd. **     234,042   100%     Not Applicable          N/A
                             -------


Total Aggregate
Investment in
EWGs & FUCOs *            $1,846,900
                           =========

(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

(**)  Wholly-owned by a FUCO

      As of March 31, 2001, GPU also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Ireland, Inc.; GPU Power Philippines, Inc.; Austin Cogeneration Corporation; Austin Cogeneration Partners, L.P.; and Hanover Energy Corporation.


8.    Intellectual property provided to GPU International
      ---------------------------------------------------

      None.

      In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and in addition to the reimbursement agreements described in item 4 above, the following is reported:

1.    Financial Statements
      --------------------

      A copy of GPU Capital, Inc.'s (GPU Capital) and GPU Power's unaudited Consolidated Balance Sheets as of March 31, 2001 and unaudited Consolidated Statements of Operations for the twelve months ended March 31, 2001 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

      On October 8, 1998, GPU Capital was incorporated to secure financing to prepay indebtedness of certain subsidiaries of GPU Electric, Inc. (GPU Electric), and for working capital purposes including investments and acquisitions. GPU made a capital contribution to GPU Capital of all of the issued and outstanding common stock of GPU Electric, which then became a wholly-owned subsidiary of GPU Capital. GPU Capital became a wholly-owned subsidiary of GPU.

      GPU  Capital  and  GPU  Electric  develop,   own,  operate  and  fund  the
acquisition of electric and gas transmission and distribution systems outside the United States and will be referred to as "GPU Electric."


2.    Investments in Exempt Entities
      ------------------------------

      In May 1996, GPU and Cinergy Corp. (Cinergy) formed Avon Energy Partners plc (Avon), a wholly-owned subsidiary of Avon Energy Partners Holdings, Inc. (Holdings). Holdings was a 50/50 joint venture which acquired Midlands, an English regional electric company. GPU's interest in Holdings is held by EI UK Holdings, Inc. (EI UK), a wholly-owned subsidiary of GPU Electric.

      In addition to the amount invested by EI UK, Holdings borrowed approximately (pound)1.1 billion (U.S. $1.8 billion) through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

      In July 1999, GPU Electric acquired Cinergy's 50% ownership interest in Avon for (pound)452.5 million (approximately US $714 million). Accordingly, GPU Electric has become the sole owner of Midlands' electric distribution and contracting businesses as well as independent power plants worldwide totaling 1,163 MW. The acquisition was financed through a US $250 million equity contribution from GPU, Inc., the issuance of US $50 million of commercial paper by GPU Capital, and a two-year (pound)245 million (approximately US $348 million) credit agreement entered into by EI UK. In July 1999, GPU began accounting for Midlands as a consolidated entity, rather than under the equity method of accounting as was previously the practice.

      On June 4, 1999, GPU Electric acquired  Transmission  Pipelines  Australia
(TPA), a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The acquisition was financed through an A$750 million (approximately US $366 million) senior credit facility, which is non-recourse to GPU, Inc. and an equity contribution from GPU Capital of A$275 million (approximately US $134 million) provided through the issuance of commercial paper.

      On March 9, 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa), an Argentine holding company, for $375 million. The acquisition was financed through the issuance of commercial paper by GPU Capital and a $50 million capital contribution from GPU.

      A significant portion of the acquisition debt associated with GPU's ownership of the above mentioned FUCOs has been refinanced or retired. As of March 31, 2001, the GPU companies have various credit facilities established to fund GPU's investment in FUCOs, as well as to provide working capital for these FUCOs. GPU, Inc. has guaranteed all, or a portion, of the outstanding borrowings under certain of these credit facilities, as follows:

      GPU Capital has a $1 billion commercial paper program to fund GPU, Inc. and GPU Electric acquisitions. At March 31, 2001, $22 million was outstanding under this commercial paper program. To support the issuance of GPU Capital commercial paper, GPU Capital has a $1 billion, 364-day senior revolving credit agreement which expires in November 2001 and which, in combination with the GPU Capital commercial paper program, is guaranteed by GPU, Inc. for up to $1 billion of outstanding obligations. In early 2001, GPU Capital repaid the majority of its then outstanding commercial paper through borrowings under this senior revolving credit agreement. At March 31, 2001, $723 million was outstanding under the senior revolving credit agreement.

      GPU Electric has a $150 million credit facility, which expires in May 2002, to accommodate short-term borrowing needs. Borrowings under this facility are guaranteed by GPU, Inc. At March 31, 2001, there were no outstanding borrowings under this facility.

      GPU Australia Holdings has a $180 million senior revolving credit facility, which expires in November 2001. Borrowings under this facility are guaranteed by GPU, Inc. At March 31, 2001, $176 million was outstanding under this facility.

      EI UK Holdings, Inc. has a (pound)245 million (US $348 million) credit facility consisting of a two tranches ((pound)60 million and (pound)185 million). Borrowings under the (pound)60 million tranche (US $85.3 million) are guaranteed by GPU, Inc. This credit facility expires on July 15, 2001. GPU is seeking an extension of the maturity date to not later than October 31, 2001. At March 31, 2001, the entire amount of this facility was outstanding.


3.    Description of Exempt Entities in Which There are Funds Invested
      ----------------------------------------------------------------

Empresa Guaracachi, S.A.
------------------------

      In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A.(EGSA), an electric generating company for $47 million. EGSA has an aggregate capacity of 338 MW of natural gas-fired and oil-fired generation facilities located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi which represents more than one-third of Bolivia's generation capacity.

Termobarranquilla, S.A.
-----------------------

      In October 1995, GPU Power, through EI Barranquilla, Inc., acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA). TEBSA has an aggregate capacity of 890 MW of gas-fired generation facilities located near Barranquilla, Colombia. Electricity generated by these facilities is sold to Corporacion Electrica de la Costa Atlantica under a long-term (20.5 years) contract.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------

      Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), owns and leases to TEBSA equipment in generation facilities constructed and operated by TEBSA. The lease provides for TEBSA to make monthly lease payments to Leaseco through September 2011.

Midlands Electricity plc (Midlands)
-----------------------------------

      Midlands distributes electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns an independent power production business that generates electricity in England and internationally.

Emdersa
-------

      Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina. The three distribution companies serve approximately 335,000 customers throughout a service territory of approximately 124,300 square miles. The provinces have a total population of about 1.5 million people.

GasNet
------

      The GPU GasNet system encompasses 1,239 miles of transmission pipelines, and consists of two separate networks serving approximately 1.3 million residential customers and about 40,000 industrial and commercial customers throughout Victoria.


4.    Services Obtained From Associated Companies
      -------------------------------------------

      GPU Service, Inc. provided administrative services to GPU Power and GPU Electric in the amount of $80,448 and $331,098 respectively, for the three months ended March 31, 2001, in support of operations and management activities.


5.    Services Provided to Associated Companies
      -----------------------------------------

      A description of services provided by GPU Power to associate companies during the period January 1, 2001 through March 31, 2001 will be filed separately under a request for confidential treatment under Rule 104(b). GPU Electric did not provide any services to associate companies during the period January 1, 2001 through March 31, 2001.

      In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:

      a) GPU's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, GPU Inc.'s aggregate investment as of March 31, 2001 is as follows:

                                                      (In Thousands)
FUCOs                                                 --------------
-----
Midlands Electricity plc                              $     950,213
GPU Australia Holdings, Inc.                                176,000
Emdersa                                                     367,533
GPU GasNet PTY., Ltd.                                       234,042
                                                          ---------
      Subtotal                                            1,727,788
                                                          ---------

EWGs
----

Termobarranquilla, S.A.                               $      86,112
Empresa Guaracachi, S.A.                                     33,000
                                                          ---------
      Subtotal                                              119,112
                                                          ---------

      Aggregate Investment in FUCOs and EWGs          $   1,846,900
                                                          =========


      b)   As of March 31, 2001
           (In Thousands)
           GPU's Aggregate Investment in FUCOs and EWGs $1,846,900


Aggregate Investment as a Percentage of GPU, Inc. and Subsidiary Companies:
--------------------------------------------------------------------------

Total capitalization                $ 10,149,742                  18.2%
Net utility plant                   $  6,936,409                  26.6%
Total consolidated assets           $ 18,632,109                   9.9%
Market value of common equity       $  3,882,414                  47.6%


      c)   GPU, Inc. and Subsidiary Companies
           Consolidated Capitalization Ratios as of March 31, 2001
           (In Thousands)

                                       Amount                        %
                                       ------                        -

Common equity                       $  3,401,087                    33.5
Cumulative preferred stock                74,982                     0.7
Subsidiary-obligated mandatorily
  redeemable preferred securities        125,000                     1.2
Subsidiary-obligated trust
  preferred securities                   200,000                     2.0
Long-term debt                         4,741,020                    46.7
Notes payable                          1,607,653                    15.9
                                     -----------                   -----

      Total capitalization          $ 10,149,742                   100.0%
                                     ===========                   =====

       d) Market-to-book ratio of GPU, Inc. and Subsidiary Companies common stock at March 31, 2001:

Closing Market Price per Share                                  $  32.49
Book Value per Share                                            $  28.49
Market-to Book Ratio of Common Stock                               114.0%


       e)   Analysis of Growth in Retained Earnings for GPU, Inc. and Subsidiary
            Companies:

                                                                (In Thousands)
                                                                --------------
Retained Earnings as of 3/31/01                                   $2,464,273
Retained Earnings as of 12/31/00                                   2,395,384
                                                                   ---------
Growth in Retained Earnings                                       $   68,889
                                                                   =========

Analysis of Growth in Retained Earnings:
---------------------------------------

Income contribution from GPU Energy companies                     $   64,162
Income contribution from FUCOs/EWGs/Project Parents                   12,862
Income contribution from MYR Group                                     1,059
Income contribution from GPU Diversified Holdings                        553
Income contribution from GPU Advanced Resources                          431
GPU, Inc. (Corporate) expenses                                       (10,172)
Other adjustments                                                         (6)
                                                                    --------
Growth in Retained Earnings                                       $   68,889
                                                                    ========


      f) Statements of Operations for the period ended March 31, 2001 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

               Termobarranquilla, S.A.
               GPUI Colombia, Ltda.
               Empresa Guaracachi, S.A.
               GPU GasNet PTY., Ltd.
               GPU International Australia Pty., Ltd.
               Emdersa
               Midlands Electricity plc

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, Inc.


                                    By:/s/ T.G Howson
                                       --------------
                                    T.G. Howson
                                    Vice President and Treasurer







Date: May 30, 2001